UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report, June 18, 2014

Commission File Number:  001-36028

ARDMORE SHIPPING CORPORATION
(Translation of registrant’s name into English)

69 Pitts Bay Road Hamilton, HM08 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	⊠	Form 40-F	⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ⃞.

Yes	No	⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ⃞.

Yes	No	⊠

Submission of Matters to a Vote of Security Holders

Ardmore Shipping Corporation (the “Company”) held its 2014 Annual Meeting of Shareholders on June 16, 2014. The following persons were elected Class I Directors of the Company for a term of three years by the votes set forth opposite their names:

Name	Votes For	Votes Withheld	Votes Against	Broker Non- Votes
Dr. Peter Swift	20,517,509	26,478	0	0
Albert Enste	20,517,509	26,478	0	0

The other members of the board of directors are: Class II Directors Anthony Gurnee, Niall McComiskey and Alan Robert McIlwraith (terms expiring at the 2015 Annual Shareholder Meeting), and Class III Directors Reginald Jones and Brian Dunne (terms expiring at the 2016 Annual Shareholder Meeting).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARDMORE SHIPPING CORPORATION

Date:	June 18, 2014
		By:	/s/ Paul Tivnan
Paul Tivnan
Chief Financial Officer, Treasurer and Secretary